Mail Stop 3561

February 19, 2009

Via Fax & U.S. Mail

Mr. Bill E. Larkin, Chief Financial Officer
Fuel Systems Solutions, Inc.
3030 South Susan Street
Santa Ana, California 92704

> **Re: Fuel Systems Solutions, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed April 22, 2008**
> **File No. 001-32999**

Dear Mr. Larkin:

We have reviewed your response letter dated January 16, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
Note 2. Restatement of Consolidated Financial Statements, page F-15

1.   We note your response to prior comment 1 but are still somewhat unclear as to the nature of the errors requiring correction. We also note from footnote (a) in note 19 that adjustments for Q1 and Q2 2007 appear somewhat material with respect to net income for those periods and no impact is disclosed for Q3 of 2007 (rather, Q2 is disclosed twice, making it unclear which adjustment is properly reflected in Q2). So that we may better understand the specific nature and amounts of the errors identified in your financial statements, please clearly describe the accounting treatment applied prior to the discovery of the errors, as well as the corrected accounting, specifically indentifying the impact of the error on each reported financial statement line item affected as of and for the year ended December 31, 2005 as well as each quarterly period in 2006 and 2007 and as of and for the years ended December 31, 2006 and December 31, 2007. Include in your response your materiality analysis for each annual and quarterly period affected. We may have further comment upon receipt of your response.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

                                                            Sincerely,

                                                            Linda Cvrkel
                                                            Branch Chief